SUBJECT TO COMPLETION, DATED JUNE 30, 2017

PRELIMINARY PROSPECTUS

$400,000,000

Federal Street Acquisition Corp.

40,000,000 Units

Federal Street Acquisition Corp. is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination. We have not identified any business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. We intend to focus our search for a target business in the healthcare industry, although we may seek to complete a business combination with an operating company in any industry or sector.

This is an initial public offering of our securities. Each unit has an offering price of $10.00 and consists of one share of our Class A common stock and one-half of one warrant. Each whole warrant entitles the holder thereof to purchase one share of our Class A common stock at a price of $11.50 per share, subject to adjustment as described in this prospectus, and only whole warrants are exercisable. The warrants will become exercisable on the later of 30 days after the completion of our initial business combination or 12 months from the closing of this offering, and will expire five years after the completion of our initial business combination or earlier upon redemption or liquidation, as described in this prospectus. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. We have also granted the underwriters a 45-day option to purchase up to an additional 6,000,000 units to cover over-allotments, if any.

We will provide our stockholders with the opportunity to redeem all or a portion of their shares of our Class A common stock upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account described below as of two business days prior to the consummation of our initial business combination, including interest earned on the funds held in the trust account and not previously released to us to fund our working capital requirements, subject to an annual limit of $750,000, and/or to pay our franchise and income taxes, divided by the number of then outstanding shares of Class A common stock that were sold as part of the units in this offering, which we refer to collectively as our public shares throughout this prospectus, subject to the limitations described herein. If we are unable to complete our initial business combination within 24 months from the closing of this offering, we will redeem 100% of the public shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to fund our working capital requirements, subject to an annual limit of $750,000, and/or to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, subject to applicable law and as further described herein.

Our sponsor, FS Sponsor LLC (which we refer to as our sponsor throughout this prospectus), has committed to purchase an aggregate of 13,750,000 warrants (or 14,950,000 warrants if the underwriters' over-allotment option is exercised in full) at a price of $1.00 per whole warrant ($13,750,000 in the aggregate, or $14,950,000 if the underwriters' over-allotment option is exercised in full) in a private placement that will close simultaneously with the closing of this offering. We refer to these warrants as the private placement warrants throughout this prospectus. Each whole private placement warrant is exercisable to purchase one whole share of our Class A common stock at $11.50 per share, subject to adjustment as described in this prospectus.

Our initial stockholders own 11,500,000 shares of our Class F common stock (up to 1,500,000 shares of which are subject to forfeiture by our initial stockholders on a pro rata basis depending on the extent to which the underwriter's over-allotment option is exercised). We refer to these shares of Class F common stock as the founder shares throughout this prospectus. The shares of Class F common stock will automatically convert into shares of Class A common stock at the time of our initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in this prospectus and related to the closing of the initial business combination, including any such issuances or deemed issuances the proceeds of which are used to acquire a business combination target (such as through a "specified future issuance" as defined herein), and excluding any Class A common stock or equity-linked securities issued to any seller in the initial business combination or any private placement equivalent warrants issued to our sponsor or its affiliates upon conversion of loans made to us, the ratio at which shares of Class F common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class F common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class F common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon completion of this offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial business combination, including any such issuances or deemed issuances the proceeds of which are used to acquire a business combination target (such as through a "specified future issuance" as defined herein), and excluding any Class A common stock or equity-linked securities issued to any seller in the initial business combination and any private placement equivalent warrants issued to our sponsor or its affiliates upon conversion of loans made to us, Holders of the Class F common stock and holders of the Class A common stock will vote together as a single class on all matters submitted to a vote of our stockholders, except as required by law.

Currently, there is no public market for our units, Class A common stock or warrants. We have applied to list our units on the NASDAQ Capital Market, or NASDAQ, under the symbol "FSACU" on or promptly after the date of this prospectus. We cannot guarantee that our securities will be approved for listing on NASDAQ. The Class A common stock and warrants comprising the units will begin separate trading on the 52nd day following the date of this prospectus unless Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated inform us of their decision to allow earlier separate trading, subject to our filing a Current Report on Form 8-K with the Securities and Exchange Commission, or the SEC, containing an audited balance sheet reflecting our receipt of the gross proceeds of this offering and issuing a press release announcing when such separate trading will begin. Once the securities comprising the units begin separate trading, we expect that the Class A common stock and warrants will be listed on NASDAQ under the symbols "FSAC" and "FSACW," respectively.

We are an "emerging growth company" under applicable federal securities laws and will be subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risk. See the section of this prospectus entitled "Risk Factors" beginning on page 29 for a discussion of information that should be considered in connection with an investment in our securities. Investors will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$400,000,000
Underwriting discounts and commissions[1]	$0.55	$22,000,000
Proceeds, before expenses, to us	$9.45	$378,000,000

(1) Includes $0.35 per unit, or $14,000,000 (or up to $16,100,000 if the underwriters' over-allotment option is exercised in full) in the aggregate payable to the underwriters for deferred underwriting commissions to be placed in a trust account located in the United States as described herein. The deferred commissions will be released to the underwriters only on completion of an initial business combination, as described in this prospectus. See "Underwriting."

Of the proceeds we receive from this offering and the sale of the private placement warrants described in this prospectus, $400.0 million or $460.0 million if the underwriters' over-allotment option is exercised in full ($10.00 per unit), will be deposited into a U.S.-based trust account at J.P. Morgan Chase Bank, N.A., with Continental Stock Transfer & Trust Company acting as trustee, and $5,750,000 will be available to pay fees and expenses in connection with the closing of this offering and for working capital following the closing of this offering. Except with respect to interest earned on the funds held in the trust account that may be released to us to fund our working capital requirements, subject to an annual limit of $750,000, and/or to pay our franchise and income tax obligations, the proceeds from this offering and the sale of the private placement warrants will not be released from the trust account until the earliest to occur of (a) the completion of our initial business combination, (b) the redemption of any public shares properly tendered in connection with a stockholder vote to amend our amended and restated certificate of incorporation to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering and (c) the redemption of our public shares if we are unable to complete our initial business combination within 24 months from the closing of this offering, subject to applicable law. The proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public stockholders.

The underwriters are offering the units for sale on a firm commitment basis. The underwriters expect to deliver the units to the purchasers on or about   , 2017.

Citigroup   BofA Merrill Lynch

, 2017

Founder shares conversion and anti-dilution rights	The shares of Class F common stock will automatically convert into shares of our Class A common stock at the time of our initial business combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in this prospectus and related to the closing of the initial business combination, including any such issuances or deemed issuances the proceeds of which are used to acquire a business combination target (such as through a specified future issuance), and excluding any Class A common stock or equity-linked securities issued to any seller in the initial business combination or any private placement equivalent warrants issued to our sponsor or its affiliates upon conversion of loans made to us, the ratio at which shares of Class F common stock shall convert into shares of Class A common stock will be adjusted (unless our sponsor, as the holder of a majority of the outstanding shares of Class F common stock, agrees to waive such adjustment with respect to any such issuance or deemed issuance, including a specified future issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class F common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of our common stock outstanding upon the completion of this offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial business combination, including any such issuances or deemed issuances the proceeds of which are used to acquire a business combination target (such as through a specified future issuance), and excluding any Class A common stock or equity-linked securities issued to any seller in the initial business combination and any private placement equivalent warrants issued to our sponsor or its affiliates upon conversion of loans made to us. Holders of founder shares may also elect to convert their shares of Class F common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time.
Voting	Holders of the Class A common stock and holders of the Class F common stock will vote together as a single class on all matters submitted to a vote of our stockholders, except as required by law. Each share of common stock will have one (1) vote on all such matters.

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distributions from the trust account with respect to any founder shares held by them if we fail to complete our initial business combination within 24 months from the closing of this offering. However, if any of our sponsor, officers or directors acquire public shares in or after this offering, they will be entitled to such rights to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of the company after a business combination, our stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. Our stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the common stock, except that we will provide our stockholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, upon the completion of our initial business combination, subject to the limitations described herein.

Founder Shares

The founder shares are identical to the shares of Class A common stock included in the units being sold in this offering, and holders of founder shares have the same stockholder rights as public stockholders, except that (i) the founder shares are subject to certain transfer restrictions, as described in more detail below, (ii) our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed (A) to waive their redemption rights with respect to any founder shares and any public shares held by them in connection with the completion of our initial business combination, (B) to waive their redemption rights with respect to any founder shares and public shares held by them in connection with a stockholder vote to approve an amendment to our amended and restated certificate of incorporation that would affect the substance or timing of our obligation to redeem 100% of our public shares if we have not consummated an initial business combination within 24 months from the closing of this offering and (C) to waive their rights to liquidating distributions from the trust account with respect to any founder shares held by them if we fail to complete our initial business combination within 24 months from the closing of this offering, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within such time period, (iii) the founder shares are shares of our Class F common stock that will automatically convert into shares of our Class A common stock at the time of our initial business combination, or at any time prior thereto at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described herein and (iv) are subject to registration rights. If we submit our initial business combination to our public stockholders for a vote, our sponsor, officers and directors have agreed to vote any founder shares held by them and any public shares purchased during or after this offering in favor of our initial business combination.

The shares of Class F common stock will automatically convert into shares of Class A common stock at the time of our initial business combination on a one-for-one basis (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like), and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in this prospectus and related to the closing of the business combination, including any such issuances or deemed issuances the proceeds of which are used to acquire a business combination target (such as through a specified future issuance), and excluding any Class A common stock or equity-linked securities issued to any seller in the initial business combination or any private placement equivalent warrants issued to our sponsor or its affiliates upon conversion of loans made to us, the ratio at which shares of Class F common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class F common stock agree to waive such adjustment with respect to any such issuance or deemed issuance, including a specified future issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class F common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all

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shares of common stock outstanding upon completion of this offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the business combination, including any such issuances or deemed issuances the proceeds of which are used to acquire a business combination target (such as through a specified future issuance), and excluding any Class A common stock or equity-linked securities issued to any seller in the business combination and any private placement equivalent warrants issued to our sponsor or its affiliates upon conversion of loans made to us. Holders of founder shares may also elect to convert their shares of Class F common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time.

Except as otherwise required by law or our amended and restated certificate of incorporation (including any preferred stock designation), for so long as any shares of Class F Common Stock shall remain outstanding, we shall not, without the prior vote or written consent of the holders of a majority of the outstanding shares of Class F Common Stock, voting separately as a single class, amend, alter or repeal any provision of our amended and restated certificate of incorporation, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class F Common Stock.

With certain limited exceptions, the founder shares are not transferable, assignable or salable (except to our officers and directors and other persons or entities affiliated with our sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last sale price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Preferred Stock

Our amended and restated certificate of incorporation will provide that shares of preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future. No shares of preferred stock are being issued or registered in this offering.

Warrants

Public Stockholders' Warrants

Each whole warrant entitles the registered holder to purchase one share of our Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of this offering or 30 days after the completion of our initial business combination, and only whole warrants are exercisable. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, a holder of an odd number of units will not be able to exercise any one-half of one warrant unless it is combined with another one-half of one warrant. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

⊥

FEDERAL STREET ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE PERIOD FROM MARCH 21, 2017 (INCEPTION) THROUGH APRIL 20, 2017

6. COMMITMENTS & CONTINGENCIES (Continued)

Underwriting Agreement

The Company will grant the underwriters a 45-day option to purchase up to 6,000,000 additional Units to cover over-allotments at the Proposed Offering price, less the underwriting discounts and commissions.

The underwriters will be entitled to a cash underwriting discount of two percent (2.0%) of the gross proceeds of the Proposed Offering, or $8,000,000 (or up to $9,200,000 if the underwriters' over-allotment is exercised in full). In addition, the underwriters are entitled to a deferred fee of three and one-half percent (3.5%) of the gross proceeds of the Proposed Offering, or $14,000,000 (or $16,100,000 if the underwriters' over-allotment is exercised in full). The deferred fee will be paid in cash upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

7. STOCKHOLDERS' EQUITY

Preferred Stock—The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company's Board of Directors. As of April 20, 2017, there were no shares of preferred stock issued or outstanding.

Class A Common Stock—The Company is authorized to issue 200,000,000 shares of common stock with a par value of $0.0001 per share. Holders of the Company's Class A common stock are entitled to one vote for each share. As of April 20, 2017, there were no shares of common stock issued and outstanding.

Class F Common Stock—The Company is authorized to issue 20,000,000 shares of common stock with a par value of $0.0001 per share. As of April 20, 2017, there were 11,500,000 shares of common stock issued and outstanding, of which 1,500,000 shares are subject to forfeiture to the extent that the underwriters' over-allotment option is not exercised in full so that the Company's Initial Stockholders will own 20% of the issued and outstanding shares after the Proposed Offering (assuming the Initial Stockholders do not purchase any Public Shares in the Proposed Offering).

The shares of Class F common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment as follows. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Proposed Offering in connection with the closing of a Business Combination, including any such issuances or deemed issuances the proceeds of which are used to acquire a business combination target (such as through a specified future issuance), and excluding any Class A common stock or equity-linked securities issued to any seller in the initial business combination or any private placement equivalent warrants issued to our sponsor or its affiliates upon conversion of loans made to us, the ratio at which shares of Class F common stock shall convert into shares of Class A common stock will be adjusted so that the number of shares of Class A common stock issuable upon conversion of all shares of Class F common stock will equal, in the aggregate, on an as-converted basis, 20% of the total number of all shares of common stock outstanding upon completion of the Proposed Offering plus all shares of Class A common stock and

F-15

FEDERAL STREET ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE PERIOD FROM MARCH 21, 2017 (INCEPTION) THROUGH APRIL 20, 2017

7. STOCKHOLDERS' EQUITY (Continued)

equity-linked securities issued or deemed issued in connection with a Business Combination, including any such issuances or deemed issuances the proceeds of which are used to acquire a business combination target (such as through a specified future issuance), and excluding any Class A common stock or equity-linked securities issued to any seller in a Business Combination and any Private Placement Warrants issued to the Sponsor or its affiliates upon conversion of Working Capital Loans.

Holders of Class A common stock and Class F common stock will vote together as a single class on all matters submitted to a vote of stockholders except as required by law.

Warrants—Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Proposed Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the foregoing, if a registration statement covering the shares of Class A common stock issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Private Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Proposed Offering, except that the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Company may redeem the warrants (except as described above with respect to the Private Placement Warrants):

- in whole and not in part;

- at a price of $0.01 per warrant;